Mail Stop 4561

September 18, 2008

Victor K. Kurylak
President and Chief Executive Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, New Jersey 07701

>   **Re: First Montauk Financial Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **File No. 001-33656**
>   **Filed August 29, 2008**

Dear Mr. Kurylak:

        This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

General

1.   We note your response to comment 2 of our letter dated September 9, 2008. Please disclose the value of the assets to be sold to First Allied, assuming all assets are sold in the transaction, and the value of those assets to remain with the company.

2.   We note your response to comment 3 of our previous letter and we reissue in part our prior comment. Please provide us with a detailed analysis as to whether the asset sale is a first step in a going private transaction under Rule 13e-3 of the Exchange Act. In your response, you state that the company does not intend to go private and that the primary assets remaining after the sale will be the public shell and the hope to obtain a merger candidate. Please advise us whether the company may have less than 300 persons of record after it repurchases its shares of common stock in the open market.

<u>Voting Securities and Security Ownership of Certain Beneficial Owners and Management,
page 23</u>

3.   Please revise the table to include the disclosure for each class of voting securities. See Item 403 of Regulation S-K.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3233.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief

cc: Victor Digioia, Esquire (by facsimile)